Hitor Group, Inc.

6513 132nd Ave. NE #376

Kirkland, WA 98033

Via Edgar

April 9, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Hitor Group, Inc.

Request to Withdraw Preliminary Schedule 14C (RW)

SEC File Number 000-54584

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Hitor Group, Inc. (the " Registrant") hereby requests immediate withdrawal of its  Preliminary Schedule 14C (File No.000-54584), which was initially filed with the Securities and Exchange Commission (the "Commission") on March 4, 2015 (the "Schedule 14C").

The Registrants believes that withdrawal of the Preliminary Schedule 14C is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that any fees paid to the Commission in connection with the filing of the Preliminary Schedule 14C be credited to the Registrants’ account to be offset against the filing fees for any future filings that require filing fees.

It is our understanding that this application for withdrawal of the Preliminary Schedule 14C will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Preliminary Schedule 14C.  Please fax a copy of the order to the Registrants’ counsel, James B. Parsons at (425) 451-8036 or via email at jparsons@pblaw.biz.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (206) 229-4188, or the Company's counsel, James. B. Parsons at (425) 451-8036.

Very truly yours,

Ken Martin, CEO